Filed by Linde AG
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Praxair, Inc.
(Commission File No.: 001-11037)
Linde AG

March 9, 2017

The following transcript was prepared by Thomson Reuters Street Events:

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

CORPORATE  PARTICIPANTS

Bernard Wang Linde Group - IR

Aldo Belloni Linde Group - CEO

Sven Schneider Linde Group - CFO

CONFERENCE  CALL  PARTICIPANTS

Martin Roediger Kepler Cheuvreux - Analyst

Thomas Wrigglesworth Citi - Analyst

Peter Clark Societe Generale - Analyst

Theodora Lee Joseph Goldman Sachs - Analyst

Neil Tyler Redburn - Analyst

Markus Mayer Baader Bank - Analyst

Peter Mackey Exane BNP Paribas - Analyst

PRESENTATION

Operator

(Audio in progress) concerning the strategy of the integrated Group, the future growth potential of the Group’s markets and products, the Group’s profitability in specific areas, the Group’s future product portfolio, the development of and competition in economies and markets of the Group, and the potential business combination with Praxair. Any such forward forward-looking statements involve known and unknown risks, uncertainties, and other factors, many of which are outside of Linde’s control, are difficult to predict, and may cause actual results to differ significantly from any future results expressed or implied in such forward-looking statements.

While Linde believes that the assumptions made and the expectations reflected in today’s discussion are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct, and no guarantee for any nature is assumed in this respect.

Linde undertakes no obligation to update or revise the forward-looking statements in today’s discussion, whether as a result of new information, future events, or otherwise.

Please also be aware that, should Linde and Praxair proceed with the proposed business combination transaction, we expect that the newly formed holding company will file a registration statement with the US Securities and Exchange Commission and an offer document with the German federal financial supervisory authority. We urge you to read our filings with the CEC and Bafin, including the registration statement and the offer document if and when they become available, because they will contain important information.

May I now hand you over to Mr. Wang, who will lead you through this conference? Please go ahead, sir.

Bernard Wang - Linde Group - IR

Thank you, operator. On behalf of Linde, we would like to thank you for joining our results presentation for the 2016 financial year. I am pleased to be joined today by Dr. Aldo Belloni, our CEO, and Dr. Sven Schneider, our CFO. Also with us are other members of the executive board, including Bernd Eulitz, responsible for EMEA, and Sanjiv Lamba, responsible for Asia-Pacific, as well as Dr. Christian Bruch, responsible for the Engineering Division.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

Please turn to the agenda on slide three. Dr. Belloni will open the presentation with highlights from our 2016 results, followed by a progress update on our strategic plan. Dr. Schneider will then go into more depth on the operational performance for the 2016 fiscal year. Afterwards, Dr. Belloni will conclude with the outlook for 2017. We will then open the line to your questions. Let me now hand you over to Dr. Belloni.

Aldo Belloni - Linde Group - CEO

Good afternoon, ladies and gentlemen, and a warm welcome from my side. Before beginning today’s presentation, I would like to briefly remark our potential merger with Praxair.

I assume that you are very familiar with the former communication from when we and Praxair announced the signing of a nonbinding term sheet. Rather than repeat what was said then, I would like to instead use the next minutes to comment on my views on this topic.

First and foremost, I would like to affirm that the industrial logic of the potential merger is very sound. Our goal at Linde is to grow and become more profitable, a challenging proposition in the competitive markets where we are active at the moment.

Combining our strengths with Praxair’s strengths, our assets with Praxair’s assets, and our talents with Praxair talents would not only make the joint company the clear leader in the industrial gases industry, but also remain the leader for the long term as well.

Second, I would like to provide a status update on our discussions with Praxair. Highly qualified people from both companies have been collaborating since January to put together a business combination agreement. Specific work streams have been established to analyze topics ranging from synergies to antitrust considerations. We have made good progress, and aim to sign and announce the BCA in advance of our annual general meeting on the 10th of May.

Third, even if the potential merger would not come about, Linde remains well positioned. We have a fundamentally stable business model, leadership positions in growing markets, competitive solutions, and promising innovations. Dedicated teams in all regions remain focused on creating value for customers, shareholders, and other stakeholders.

We are also making excellent progress with our strategic plan, LIFT. The contributions from each of these factors can be seen in the good results we have announced today.

Lastly, I would like to make some personal comments. As you know, I returned to Linde last December as the CEO. The significance of the potential merger as well as the importance of the ongoing strategic plan convinced me that this position would be well worth my time and energy. Thus, it is my honor to be able to take part in shaping the next chapter of the company’s history.

With this, I would like to ask you to flip to slide four for the highlights from our 2016 financial year. Reported Group revenue from continuing operations declined year-over-year by 2.3% to just under EUR17 billion due to currency headwinds and the expected lower contribution from engineering. Adjusted for currency, we are recorded an increase of 0.2%.

Reported Group operating profit grew by 0.3% to EUR4.1 million. After adjusting for ForEx, operating profits increased by 2.7%. The revenue and operating profit figures resulted in a Group margin of 24.2%, 60 basis points higher than the year ago period. This was supported by margin improvement in the gases division as well as a stable margin in engineering.

Please note that the 2016 figure includes special items totaling EUR126 million. These expenses are related to restructuring as well as the planned merger with Praxair.

Despite currency headwinds, operating cash flow continued to remain strong in 2016, amounting to EUR3.4 billion. Reported EPS came in at EUR6.50, 6.6% above the level of last year.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

Please note that the figures shown here exclude contribution from Gist. Due to plans to sell Gist, this business is now classified under discontinued operations.

I would like now to discuss our strategic plan on slide five. As presented to you last fall, our strategic plan, LIFT, aims to improve our performance in three important metrics; operating profit margin, return on capital employed, and shareholder value. I would like to take the next minutes to review the progress we have made with each of these three themes of LIFT, starting with performance focus on slide six.

As previously communicated, two major components of our cost management measures are embodied by our Focus and LIFT programs. Measures related to Focus were successfully completed last year, and the program is on track to deliver annual savings of approximately EUR180 million by the end of 2017. As for LIFT, we can confirm that we are on track to realize the cost savings target of around EUR370 million by the end of 2019.

The first LIFT restructuring measures have been successfully completed in the UK and Scandinavia. These measures already made a positive contribution to the margin development in the second half of 2016. Additionally, restructuring initiatives are underway in other regions, in EMEA, in Asia-Pacific, the Americas’ engineering, as well as corporate functions.

In Europe, discussions with employee representatives are at an advanced stage, with certain measures already underway. For example, in Germany, we have already launched a voluntary redundancy program to realize organizational adjustments. We continue to expect restructuring costs related to LIFT of around EUR400 million by the end of this year.

Let me now continue on slide seven. In addition to the mentioned programs, we are also pursuing cost management through continuous efficiency improvements in our daily activities. To this end, our HPO 2 program has been successfully completed, delivering EUR820 million of gross cost savings during the last four years. Going forward, we will continue striving for gross cost savings from efficiency in line with the previous years.

Where do the savings come from? Digital technologies are playing an increasingly important role in this regard. Some specific examples are shown on this slide. In the area of procurement, one major past and future initiative is to use digital technology to consolidate the supplier base. For example, the centralized system combines our global freight into fewer shipments and therefore reduces the number of required providers.

We have also benchmarked our entire supplier base and use the data to concentrate purchases with the most competitive ones. Furthermore, we also supported dissemination of best technologies and practices across our supplier base to push them to become safer and more efficient. This generates value for Linde, for our suppliers, and our customers.

Using technology, we have also made significant strides in the area of production. One of our major HPO initiatives was to link our global ASU fleet to remote operating centers, or ROCs. Today around 80% of our ASUs are now remotely managed via ROCs.

This level of digitalization is leading in our industry, and has helped us continuously improve the safety, reliability, and efficiency of our production sites. Using the vast trove of real-time data that we have collected on plant operation, we continue to develop new algorithms to model ideal plant performance, now even down to the individual component level.

Last but not least, digitalization also plays an important role in reducing distribution cost. Through the installation of remote telemetry linked to our IT system, we have continuously increased the number of scheduled customers. This technology is critical for improving route optimization, resulting in lower distribution costs and increased asset utilization, not to mention higher customer satisfaction.

Given such important benefits, the rollout of this and other digital tools for optimizing distribution will remain important priorities in the coming years.

I would now like to proceed to slide eight and the subject of portfolio optimization. In addition to cost management, we have also taken measures to lift margin and returns through portfolio optimization. The gases division portfolio optimization supported a year-on-year margin improvement of 90 basis points.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

In the healthcare product area, this included a density enhancing acquisition of American HomePatient as well as the divestment of Lincare’s specialty pharma business.

In industrial gases, we have made a bolt-on acquisition to improve our density in the growing Korean market. And we have made progress on divestments of smaller countries in the South Pacific and Eastern Europe.

In the engineering division, we have realized capacity adjustments and efficiency gains that helped us sustain a margin of 8.3%. This has been achieved despite a year-on-year decrease in revenue of nearly 10%.

Moreover, as mentioned earlier, we have reclassified Gist as discontinued operations. It is our expectation that Gist will be divested within this year.

Let me now continue with the new aspects of our strategic focus on slide nine. Quality growth is the second pillar of our strategic plan. During 2016, we were able to bring many major projects on-stream. This includes two ASUs in India for Tata Steel, two ASUs in Russia for SIBUR, a hydrogen plant for Neste Oil in Finland, and multiple ASUs for electronics customers in Asia. For 2017, we are on track to generate growth from new plants for customers such as ArcelorMittal in Germany, KuibyshevAzot in Russia, and SLIC in China.

Also during 2016, we were successful in adding attractive projects to our project pipeline with on-stream dates in this and the next years. Many of these investments will be in geographies where we have strong positions and thus help us, adding to our density. From a global perspective, the chart on the right shows that our investment portfolio is well balanced to capture growth across all geographies.

Let me know continue on to slide 10 and the outlook for the CapEx to sales ratio in our gases division. In 2016, we reduced the CapEx to sales ratio to 11.1%. Our CapEx to sales guidance for the present year of 11% to 12% is in line with our midterm guidance.

This is consistent with our expectation that the volume of CapEx to captured growth going forward will be lower than in the past. The reduced capital investment level will be supportive of both free cash generation as well as our return on capital employed.

I am now proceeding on to our financial position on slide 11. At EUR3.4 billion, the trend of strong operating cash flow development of past years continued in 2016 despite currency headwinds. The strength of our cash generation helped to reduce our net debt to operating profit ratio to 1.7 times as of the end of December. This result remains well below the limit of the maximum of 2.5 times that underlies our conservative financial policy.

Let me close this part of the presentation with our dividend on slide 12. In expectation of continued solid operating profit, as well as strong operating cash flow and lower investment levels in the medium term, we will propose to our shareholders at the annual general meeting to increase the dividend to EUR3.70 per share.

This represents an increase of 7.2% versus 2015. With this proposal, we are maintaining our commitment to our long term approach of a stable or growing dividend every year.

Let me now hand you over to Sven Schneider.

Sven Schneider - Linde Group - CFO

Thank you, Aldo, and good afternoon, everyone. Let me begin with the development of revenue and operating profit by division on slide number 14.

Reported revenue in the gases division declined by 1.8%, as currency and pass-through effects, including natural gas prices, were headwinds for the year. On the other hand, operating profit in the gases division improved slightly to EUR4.2 billion.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

The margin improved by 90 basis points to 28.3%. This development was supported by efficiency measures, particularly in the UK and Scandinavia, as well as by the aforementioned lower natural gas prices.

In the engineering division, revenue proceeded in line with expectations, totaling EUR2.35 billion. Despite the nearly 10% decrease in revenue in the engineering division, the margin remained stable at 8.3% and in line with our guidance.

Now for a review of the revenue bridge in the gases division on slide 15, from the full year perspective, natural gas prices amounted to a headwind of minus 0.4%.

As for currency effects, this remained negative at minus 2.7% versus the year ago period. However, both natural gas and currency headwinds diminished in the fourth quarter, with currency mainly being affected by the weakening of the euro versus the dollar.

Comparable growth in the period was plus 1.4%. The fourth quarter showed a strong comparable growth of 2.9%.

I would now like to discuss comparable growth from a product area perspective on slide 16. In healthcare, comparable growth in 2016 was 3.8%. The development was driven by the American HomePatient acquisition and organic volume growth.

Additionally, the fourth quarter benefitted from the passing of the 21st Century Cures Act. This legislation delayed the start date of price cuts related to competitive bidding three from July 2016 to January 2017, thereby providing retroactive relief from some price cuts in the second half of the year. Please note that the retroactive relief also increased the 2016 comparable base for healthcare.

Even with the implementation of the Cures Act, competitive bidding remained a significant headwind on a full year basis. Furthermore, the divestment of specialty pharma, which become deconsolidated near the end of August, also had a negative effect on growth.

Supported by solid contributions from startups, growth in on-site came in at 2.1% versus the prior year, with growth in the fourth quarter reaching 6.7%. As you may recall, on-site growth in 2016 remained affected by the end of a contract in Australia and the insolvency of a customer in the UK. If adjusted for these effects, on-site growth for the reporting period would have been 3.4%.

Bulk revenue for 2016 increased by 1.7% on a comparable basis, mainly driven by growth contributions from Asia. Here too we experienced strong growth of 6.2% in the fourth quarter, driven by positive contributions in Central Europe as well as Asia.

In the cylinder gas business, revenue declined by 1.9% on a comparable basis. Negative impact mainly came from the still challenging macroeconomic environment in the South Pacific. Additionally, the high prices for specialty gases observed in the second half of 2015 came down in second half 2016. This effect was mainly due to the pricing for neon.

I would now like to move on to revenue by operating segment on slide 17. Reported revenue in EMEA declined by 0.1% on a comparable basis. Weakness in the UK steel sector, including the insolvency of a customer as mentioned previously, and the challenging macroeconomic environment in South Africa continued to restrain the growth development.

The Middle East and Eastern Europe, as well as Scandinavia, were the strongest regional contributors to growth. From a product area perspective, healthcare showed the best development in EMEA.

In Asia-Pacific, growth amounted to 1.8% on a comparable basis. This figure continues to be affected by two contrasting components. On the one hand, comparable growth in Asia showed a positive development of 5.8% on a full year basis, with the fourth quarter coming in at 7.6%. On the other hand, growth in the South Pacific remained negatively impacted by weak macroeconomic conditions and the end of a contract in Australia.

In terms of product areas within Asia-Pacific, on-site and bulk showed the highest growth.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

In the Americas, comparable growth was 2.7% in the reporting period. The acquisition of American HomePatient as well as on-site contribution to growth. In South America, growth was supported by pricing. Conversely, the divestment of specialty pharma, specialty gases, and competitive bidding all had a negative effect on revenue development.

Please continue to slide 18 for a discussion on operating profit by operating segment. In EMEA, reported operating profit increased by 0.9% over the prior year, resulting in an expansion in operating margin by 170 basis points to 31.5%. Likewise, operating margin in Asia-Pacific also improved by 80 basis points to 26.4%. Margins in both operating segments advanced due to cost savings from restructuring and lower natural gas prices.

In the Americas, operating margins increased slightly by 20 basis points versus last year. The improvement was supported by startups from our project pipeline. In contrast, competitive bidding had a materially negative impact on profitability for the full year. The negative effect on Americas’ margins would have been even more pronounced had Lincare not successfully implemented mitigation measures throughout the year.

Let’s now take a look at the engineering division’s performance on slide 19. Engineering revenue developed in line with project progress, totaling EUR2.35 billion. The realized margin of 8.3% remains above the industry average.

Order intake decreased versus the year ago period, and came in at EUR2.3 billion. Order backlog remained solid at EUR4.4 billion.

This concludes the operational performance review. Let me now hand you back to Aldo for the outlook.

Aldo Belloni - Linde Group - CEO

Thank you, Sven. I am now on slide 21. For 2017, we expect Group revenue to be in the range of minus 3% to plus 3% versus the currency adjusted figure for 2016.

Also, after adjusting for currency, Group operating profit in 2017 is expected to be on par with the previous year, up to 7% higher than the previous year. If adjusted for currency on the basis of spot rates at the end of 2016, this range would correspond to our previously communicated operating profit target of EUR4.2 billion to EUR4.5 billion in 2017.

In terms of return on capital employed, we anticipate a Group ROCE of between 9% and 10%. This too is in line with our previously communicated target.

Depending on economic development, we expect revenue in the gases division to be between minus 2% and plus 3% compared to the currency adjusted figure from the previous year. Likewise, after adjusting for currency, operating profit in the gases division is expected to be on par with the level of the previous year and up to 6% higher than 2016.

For the engineering division, we expect to generate revenue in the range of EUR2.0 billion to EUR2.4 billion. Its operating margin is expected to be around 8%, in line with our medium term guidance.

Let me now close our presentation with slide 22. 2016 was indeed an eventful year for Linde. Yet, despite the turbulence over the course of the year, we were able to perform to our expectations. We were able to grow both Group revenue and operating profit on a currency adjusted basis.

Thanks to cost management and portfolio optimization measures, we over proportionally increased our profitability versus revenues at both the Group and at the gases division level, while delivering a margin in engineering in line with expectations.

Both the Focus and the LIFT programs are on track to generate a combined total of EUR550 million of cost savings by 2019. We are leveraging our strengths in digitalization to improve efficiency, and using bolt-on mergers and acquisitions to improve density. We have also added attractive investment opportunities to our project backlog.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

All the while, we remain committed to maintaining a sound financial position and our long term approach of a stable or growing dividend every year. Last but not least, with our 2017 outlook, we have confirmed our targets of a Group operating profit of EUR4.2 billion to EUR4.5 billion and a return on capital employed of 9% to 10%.

Based on all of these indicators, I am firmly convinced that Linde is on the right path to continue lifting our operating profit margin, our return on capital employed, and shareholder value.

And last but certainly not least, as mentioned, we are also making good progress on our potential merger with Praxair.

Before we begin with the Q&A, I would like to remind you that we will not be making any additional remarks related to the potential merger with Praxair. Therefore, we kindly ask you to refrain from asking any questions related to this topic.

Thank you for your attention and interest in Linde. We are happy to take your questions now. Operator, you may now open the line for questions.

QUESTIONS  AND  ANSWERS

Operator

(Operator instructions.) Martin Roediger, Kepler Cheuvreux.

Martin Roediger - Kepler Cheuvreux - Analyst

Thanks for taking three questions. On the operating cash flow, it looks that the operating cash flow in Q4 was strongly down by 22% year-over-year in Q4, and this despite the fact that EBITDA was up. Can you explain that shortfall?

Second is on Gist. What is the intended use of the upcoming cash proceeds? Is it for debt reduction or for a special dividend?

And thirdly, one clarification question on LIFT. This is independent from the outcome of the merger, correct? So, there is, at the end, not the chance that part of the EUR370 million savings would end up in the earmarked synergies?

Sven Schneider - Linde Group - CFO

Okay, Martin. Sven speaking. Thank you for your questions. So, to the first question on the operating profit, if you compare the operating cash flow -- sorry, the operating cash flow 2016 to 2015, you see a nominal reduction to EUR3.4 billion.

We strongly think that the cash flow was very good this year if you take into consideration that, in Q4 2015, we had a special payment of a customer of EUR160 million. The number is on the same level as in the record year 2015.

And furthermore, please bear in mind that the negative FX effects of roughly EUR100 million in the course of 2016 also impacted the cash flow generation during the course of this year.

Martin Roediger - Kepler Cheuvreux - Analyst

Excuse me, I didn’t talk about 2016. I talked about Q4. Sorry for that. So, this also related to Q4 as well.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

Sven Schneider - Linde Group - CFO

The effect I mentioned on the special payment was a Q4 2015 versus Q4 2016 statement, correct.

Martin Roediger - Kepler Cheuvreux - Analyst

Okay.

Sven Schneider - Linde Group - CFO

To your second question on Gist disposal proceeds, please do not expect an extraordinary dividend. We will use the proceeds for general corporate purposes and/or repayment of our debt.

And to your third question to LIFT, as we said already in the beginning, please understand we will not make any references to the merger. But the LIFT savings are uncorrelated, and we confirm the EUR370 million savings of the LIFT program by the end of 2019.

Aldo Belloni - Linde Group - CEO

Irrespective of the merger.

Sven Schneider - Linde Group - CFO

Irrespective of the merger.

Martin Roediger - Kepler Cheuvreux - Analyst

Thanks.

 Operator

Thomas Wrigglesworth, Citi.

Thomas Wrigglesworth - Citi - Analyst

Thank you very much for your presentation; a couple of questions, if I may. Just with regards to your guidance range, obviously, which is unchanged, but you’ve delivered EUR4.1 billion. If I give you full credit for your cost savings, that gets you about 3% incremental at operating profit. So, to get to the midpoint, is that the kind of underlying growth in the business? You’re expecting around another EUR100 million plus of operation profit? And then to get to the high end of your guidance, what part of the businesses do you think would get you there should economic growth recover? So, that’s my first question.

And then on my second question, just with regards to your total investment for committed projects, you’re showing a very small inflection for 2018. Is there specific areas where you’re seeing kind of improved activity for investment that’s driving that inflection from 2017 at EUR550 million to 2018 at EUR600 million? Thank you very much.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

Sven Schneider - Linde Group - CFO

Okay, Thomas, Sven speaking again. On the guidance we have given, so I think have to be aware that there are a couple of elements which we all don’t know yet.

So, firstly there, we know that there are negative drivers in 2017. One is, as we’ve mentioned several times, the competitive bidding. Secondly, we expect revenue in the engineering business which is lower than in the last year. And thirdly, we have a negative contribution from the divestment of specialty pharma. So, all that is something we expect to happen during the course of this year.

Positive drivers include start-ups, ramp-ups, and the growth in the base business. And the third element is all the economic trends, as you have mentioned, where we are uncertain how they develop, as well as the pricing for energy, electricity, natural gases. They could be positive or negative.

That’s the reason why we stay within our guidance. And we cannot guide the market further. So, I’m sorry, but the guidance is the guidance. That’s to the first and the second question.

Aldo Belloni - Linde Group - CEO

Okay. With regard to potential improvements in our investment activity, I have to mention at the first place an extraordinary activity in electronic gases, in Asia particularly, where we have this string of high pure nitrogen customers and accounts where we shall continue, of course, to be very focused and responsive to their demands.

I also see a strong improvement in hydrogen for refineries, with some de-captivation but also new plants coming up. I think these are the two most visible renewed activities for investments.

Thomas Wrigglesworth - Citi - Analyst

Okay. Thank you very much. Just as a quick follow up, you talked about the negative of competitive bidding. How much was the recovery of profitability in the fourth quarter from the delay of the more negative pricing that’s coming through? Can you quantify that? Is that possible?

Aldo Belloni - Linde Group - CEO

Yes, of course. The relief from the postponement due to this Cures Act in Q4 was roughly EUR60 million.

Thomas Wrigglesworth - Citi - Analyst

EUR60 million, okay. Thank you very much, very helpful.

Operator

Peter Clark, Societe Generale.

Peter Clark - Societe Generale - Analyst

Yes, good morning. Thank you. Good afternoon, sorry. Three questions as well, actually. On the project portfolio, I don’t see a number. I think the last update was last year at EUR3.1 billion. Just wondering how that’s going. And I see the capacity addition you’ve got in Delaware. Just wondering, is that pretty much sold out or you’re anticipating the market there? Because I think it comes on in a couple of years.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

Then in Australia, I hear your comment it hasn’t improved. Looking at the numbers, it does seem it’s still underlying, down mid single digit. I just want to check that for Q4, because one of your competitors, admittedly a lot smaller, has been indicating a little turn in Australia.

And then finally on the Americas’ margin, I know there’s a lot of moving parts, and obviously we just heard about the CB3 effects on the fourth quarter. But it looks like the underlying rate, when we take out competitive bidding on the EBITDA margin, could be around 27% in the Americas now. Just want to clarify that that’s the sort of scale we’re seeing. And I accept there’s been some impact with the specialty pharma coming out, etc. Thank you.

Sven Schneider - Linde Group - CFO

Peter, Sven speaking again. I’ll take your first question on the value of market opportunities. You are correct. We are no longer reporting the market opportunities which we see over the next, let’s say, 18 months. Of course, we have clear visibility, and I can just confirm that we see a value in excess of EUR2 billion.

There are mainly two reasons why we do not think it’s very helpful information. The first one is, even if you see an opportunity on the horizon, as we have mentioned, in order to achieve quality growth we only will accept opportunities which fulfill the criteria and make it to our project pipeline. That’s number one.

And number two is that, as we have seen in the last few years, many customers remain conservative with the timing of their investment plans due to the macroeconomic environment. And as many of opportunities require us to co-invest with these customers, this results in an additional degree of uncertainty. That’s why we are no longer reporting the pipeline.

Aldo Belloni - Linde Group - CEO

Well, concerning the merchant liquid capacity in North America, not specifically to Delaware, but as you know, we are adding capacity in Georgia. At the time being, we still have capacity available for new customers.

In Australia, the economic activity continues to decline, especially in mining and construction. There are some early signs of stabilization, so probably we are bottoming out. Short term, some improvement in the commodity markets are supporting some of this optimism.

And with regard to the underlying America margin, we do not disclose this. Thanks.

Peter Clark - Societe Generale - Analyst

Thank you. Thanks for your answers so far. Thank you.

Operator

Theodora Lee Joseph, Goldman Sachs.

Theodora Lee Joseph - Goldman Sachs - Analyst

Hello. Thanks for taking my questions. I’ve got three. The first, I was just wondering if you could provide a rough idea or rough sense of how much of that margin uplift we saw in 2016 was a function of your restructuring program, relief coming through, and how much of that was purely mathematical from lower gas prices or from your disposal gains.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

The second question is one China. So, we have seen renewed focus in recent weeks to close kind of uneconomic or polluted capacities in certain regions. So, can you give some color around what’s your exposure there and how you think about the contractual risk with certain clients you’re involved with?

And the last is any color around industrial margin activity and pricing in Europe, Asia, and the Americas, especially in 4Q, because some of your peers have actually reporting -- have reported starting to see signs of activity rebounding. Thank you.

Sven Schneider - Linde Group - CFO

Theodora, Sven again. I’ll take your first question on the LIFT uplift. As we have mentioned, LIFT supported our margin mainly in EMEA, coming from the UK and from Scandinavia. There was also some FOCUS contribution from other places like RSP. And the total number in 2016 is roughly EUR100 million of contribution. Thank you.

Aldo Belloni - Linde Group - CEO

With regard to China, we are pleased to report that we have very long term relationships to top tier customers and players in China like SINOPEC, for instance. We see no impact from some of the seasonal action taken by the government against foreign investors.

Sven Schneider - Linde Group - CFO

The third was on pricing. Although we do not want to give very specific guidance, to summarize it roughly, I would say the pricing was mostly a concern for us in the Americas, notably to the development of neon. In APAC especially, and you were referring to Q4, we have seen a stable pricing development. And in EMEA, it’s more or less stable in Q4.

Theodora Lee Joseph - Goldman Sachs - Analyst

Okay. Thank you very much.

Operator

Neil Tyler, Redburn.

Neil Tyler - Redburn - Analyst

Yes, good afternoon; a couple for me, please. Firstly, on the cash flow in the fourth quarter, I should be able to unravel this myself. But the change in other assets and liabilities, which was I think about EUR160 million outflow relative to profit in the fourth quarter, could you help me understand what’s behind that move?

Second question, again on the bulk business, on the growth that you describe in Asia, can you just give me a sense of whether that is principally volume or price led, excluding the -- obviously still weakness that you’re describing in South Pacific, but in Asia specifically, whether the bulk growth is a price effect or a volume effect.

And then finally, I wonder whether you can share what the revenue contribution from the on-site startups, just a broad order of magnitude, was during 2016, and whether you expect the 2017 number to be larger or smaller than the 2016 number in terms of startups/ramp ups. Thank you.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

Sven Schneider - Linde Group - CFO

Let me start with the first question, Neil. Sven again. So, the cash flow in Q4, just to reiterate that if you compare Q4 2016 to Q4 2015, there was a special effect. There was a one-timer in Q4 2015 of EUR159 million which didn’t materialize again in 2016. That’s the reason for the difference if you compare quarter-to-quarter.

On the bulk growth, we have seen mostly volume application sales. There was some, as I said, positive pricing effects as well, but mostly volume.

And can you please repeat your third question?

Neil Tyler - Redburn - Analyst

Yes. It was just to try to get a sense of, either in terms of percentage points or in terms of an absolute number, the impact from new project startup and ramp up in the full year, particularly in the on-site business. And the second part of that question, whether you think the impact from the same thing in 2017 will be a larger or smaller number than it was in 2016. Thank you.

Sven Schneider - Linde Group - CFO

So, to answer that question, so the effect in Q4 was in the magnitude of EUR80 million to EUR90 million. And you can expect a slightly higher number in 2017 including the ramp ups.

Neil Tyler - Redburn - Analyst

Sorry. That EUR80 million to EUR90 million was Q4, or that was 2016?

Sven Schneider - Linde Group - CFO

It was the full year 2016.

Neil Tyler - Redburn - Analyst

Full year. Full year, okay, and slightly higher in 2017. Thank you. That’s very helpful.

Sven Schneider - Linde Group - CFO

Thank you.

Operator

Markus Mayer, Baader Bank.

Markus Mayer - Baader Bank - Analyst

Yes, good afternoon, gentlemen. And welcome back, Aldo, on board. Three questions as well, one is an add-on question on the last one. The slightly higher growth from start-ups next year, despite the total investments in the sheet from committed projects on on-stream date is lower, does it mean that in 2017 the growth in particular coming then from hydrogen plants? That’s the first question.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

The second question is the end of last year you received green light from Euler Hermes to come here in Iran for LNG project. Do you also expect that now Iran becomes more and more important for your engineering business? And is this basically one of the drivers why you’re seeing that the engineering growth should be slightly up year-over-year, or it’s also something coming from Russia as well?

And then lastly, again on this slide nine sheet -- page in the presentation, this total investments by on-stream date, in the sheet you have the column for 2018 and beyond which says then EUR600 million. Does this mean that basically from your CapEx cycle you are at the trough or expect to be on the trough in 2017 and the absolute -- you also think that the absolute CapEx spending should then again go up over the next years?

Aldo Belloni - Linde Group - CEO

Thank you for your question. Definitely hydrogen is going to be primarily the provider of startup income in 2017. We will ramp up the two plants which had been commissioned in 2016 in Saudi Arabia, the Sadara plant, which is still in the, let’s say, initial commissioning by the customer, and also the Finnish hydrogen SMR, and then last but not least the Togliatti. This is the KuibyshevAzot -- the big ammonia plant where we are -- it’s not the hydrogen. It’s ammonia plant, but this will be a big provider or generator of sales in 2017.

Concerning the Iran expectation, you are correct that Euler Hermes has a very favorable attitude. But still, we have to resolve the challenge of transferring money out of Iran, which is the roadblock for all companies involved in the business with them.

We are very well positioned. We have already signed engineering contracts to resuscitate projects we had already prepared years ago. But, as I said, the banking system has to be fixed first before we can start performing on this contract.

And the third question is Sven.

Sven Schneider - Linde Group - CFO

Yes. Thank you, Aldo. So, the third question to the CapEx guidance, I mean, as you know, we are -- Markus, we are guiding the CapEx sales ratio and not an absolute CapEx amount. And we think that the guidance of 11% to 12% remains valid for the foreseeable future.

And as we all know, there is a numerator and a denominator, so there are again some effects out of our control, foreign exchange or natural gas. But we think the 11% to 12% is the best guidance we can give you as of today.

Markus Mayer - Baader Bank - Analyst

Okay. And can I ask an add-on question on the second one, on the engineering question? This slightly growth, I understand that this is not coming from Iran. Can you give us a flavor from what kind of regional application then this slightly better demand should come from in engineering?

Aldo Belloni - Linde Group - CEO

As you know, we are very engaged in Russia. And there is a very large activity there, especially for natural gas processing plants but also for potential olefin contracts and hydrogen for refining. Other than that, opportunities are quite spread around the world. They are single events.

Markus Mayer - Baader Bank - Analyst

Okay, perfect. Thanks.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

Operator

Peter Mackey, Exane BNP Paribas.

Peter Mackey - Exane BNP Paribas - Analyst

Good afternoon, everybody. I’ve got a few questions. I might come back for some more at the end. I apologize. But first, going back to the cash flow issue again, where there any particular effects from engineering prepayments? Because I noticed the trade payables number sort of -- was a big cash positive in the fourth quarter. So, wonder if you could just talk about that.

Secondly, just to go back to the EUR60 million that you noted as the relief from postponement, is that the full second half relief from the postponement, or is that the reversal of what you already booked in Q3, which you then reversed in the fourth quarter? I now ask because, of course, I don’t know if everybody else had the same in mind, but I thought the impact was sort of EUR40 million per quarter, rising to EUR80 million per quarter. So, EUR60 million sort of sits conveniently in between those two numbers.

The last question I had was I’m -- we saw this nice acceleration both in on-site and in bulk in the fourth quarter. I’m still a little unclear as to what really drove that. In tonnage, I’m assuming it was some startups of activities. We’ve seen a big reduction in assets under construction on the balance sheet. So, I’m assuming it was a ramp up effect, but I wonder if there were any electricity pass-thoroughs or anything else involved there.

And in bulk, again, is it just a sort of pick up, as you were sort of indicating, in Asia, or I wonder if you could just give us a little bit more color about the fourth quarter in those two areas, please?

Sven Schneider - Linde Group - CFO

Yes, Peter. To you cash flow question, it seems to be a very hot topic in today’s call. So, again, we would reiterate that the cash flow was very strong. And there was a strong contribution also from engineering in Q4, which was even slightly above the Q4 2015 number. They were specific projects, but I don’t want to go into details of that project.

To the second question on the Cures Act, I mean, let me start with giving you a little bit more background. So, firstly, the Cures Act was a legislation which impacted positively, because of this rebate, some of the CB 3 price cuts, but not all of them.

Secondly, the CB 2 rebate was not corrected by the Cures Act. So, we still see this headwind of the competitive bidding coming through, but it was -- and to your question, it was a reversal of the number of the EUR60 million I gave you.

Aldo Belloni - Linde Group - CEO

On your question with regard to acceleration in the last quarter, yes, it’s a mix of on-site new commissioning and ramp ups, but also I would say the bulk, the bulk in specialty in Asia. As you remember, we had installed quite a large capacity in the last several years, and these plants are now quite loaded, and also in the Americas. In North America, we had a good performance of bulk.

Peter Mackey - Exane BNP Paribas - Analyst

Okay. So, North America. And that’s sort of reflective of just typical underlying activity at the moment. There’s nothing particularly unusual that would have supported that.

MARCH 09, 2017 / 1:00PM, LIN.DE - Full Year 2016 Linde AG Earnings Call

Aldo Belloni - Linde Group - CEO

No singular event is evenly distributed.

Peter Mackey - Exane BNP Paribas - Analyst

Thank you.

Operator

(Operator instructions.) There are no further questions. I hand back to the speakers.

Bernard Wang - Linde Group - IR

Once again, thank you for your attention and thank you for your interest in Linde. As always, the Linde Investor Relations team is available for your questions afterwards. Thank you and have a nice day.

Operator

Ladies and gentlemen, thank you for your attendance. This call has been concluded. You may disconnect now.

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Additional Information and Where to Find It

Should Praxair, Inc. (“Praxair”) and Linde AG (“Linde”) proceed with the proposed business combination transaction, Praxair and Linde expect that a newly formed holding company (“New Holdco”) will file a Registration Statement on Form S-4 or Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that will include (1) a proxy statement of Praxair that will also constitute a prospectus for New Holdco and (2) an offering prospectus of New Holdco to be used in connection with New Holdco’s offer to acquire Linde shares held by U.S. holders. When available, Praxair will mail the proxy statement/prospectus to its stockholders in connection with the vote to approve the merger of Praxair and a wholly-owned subsidiary of New Holdco, and New Holdco will distribute the offering prospectus to Linde shareholders in the United States in connection with New Holdco’s offer to acquire all of the outstanding shares of Linde.  Should Praxair and Linde proceed with the proposed business combination transaction, Praxair and Linde also expect that New Holdco will file an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”). There can be no assurance that a binding definitive agreement will be reached between Praxair and Linde, and the consummation of any binding transaction will be subject to regulatory approvals and other customary closing conditions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND THE OFFER DOCUMENT REGARDING THE PROPOSED BUSINESS COMBINATION TRANSACTION AND PROPOSED OFFER IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other related documents filed by Praxair, Linde and New Holdco with the SEC on the SEC’s Web site at www.sec.gov. The proxy statement/prospectus (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Praxair’s Web site at www.praxair.com.  Following approval by the BaFin, the offer document will be made available at BaFin’s Web site at www.bafin.de. The offer document (if and when it becomes available) and other documents relating thereto may also be obtained for free by accessing Linde’s Web site at www.linde.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of New Holdco, Praxair or Linde. The final terms and further provisions regarding the public offer will be disclosed in the offer document after the publication has been approved by the BaFin and in documents that will be filed with the SEC. No money, securities or other consideration is being solicited, and, if sent in response to the information contained herein, will not be accepted. The information contained herein should not be considered as a recommendation that any person should subscribe for or purchase any securities.

No offering of securities shall be made except by means of a prospectus meeting the requirements of the U.S. Securities Act of 1933, as amended, and applicable European and German regulations.  The distribution of this document may be restricted by law in certain jurisdictions and persons into whose possession any document or other information referred to herein come should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. No offering of securities will be made directly or indirectly, in or into any jurisdiction where to do so would be inconsistent with the laws of such jurisdiction.

Participants in Solicitation

Praxair, Linde, New Holdco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Praxair’s stockholders in respect of the proposed business combination. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the stockholders of Praxair in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus if and when it is filed with the SEC. Information regarding the directors and executive officers of Praxair is contained in Praxair’s Annual Report on Form 10-K for the year ended December 31, 2016 and its Proxy Statement on Schedule 14A, dated March 18, 2016, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Forward-looking Statements

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No assurance can be given that these forward-looking statements will prove accurate and correct, or that projected or anticipated future results will be achieved.  Factors that could cause actual results to differ materially from those indicated in any forward-looking statement include, but are not limited to: the expected timing and likelihood of the entry into, or the completion of the contemplated business combination, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the contemplated business combination that could reduce anticipated benefits or cause the parties not to enter into, or to abandon the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed business combination agreement; the ability to successfully complete the proposed business combination and the exchange offer; regulatory or other limitations imposed as a result of the proposed business combination; the success of the business following the proposed business combination; the ability to successfully integrate the Praxair and Linde businesses; the possibility that Praxair stockholders may not approve the proposed business combination agreement or that the requisite number of Linde shares may not be tendered in the public offer; the risk that the parties may not be able to satisfy the conditions to closing of the proposed business combination in a timely manner or at all; risks related to disruption of management time from ongoing business operations due to the proposed business combination; the risk that the announcement or consummation of the proposed business combination could have adverse effects on the market price of Linde’s or Praxair’s common stock or the ability of Linde and Praxair to retain customers, retain or hire key personnel, maintain relationships with their respective suppliers and customers, and on their operating results and businesses generally; the risk that New Holdco may be unable to achieve expected synergies or that it may take longer or be more costly than expected to achieve those synergies; state, provincial, federal and foreign legislative and regulatory initiatives that affect cost and investment recovery, have an effect on rate structure, and affect the speed at and degree to which competition enters the industrial gas, engineering and healthcare industries; outcomes of litigation and regulatory investigations, proceedings or inquiries; the timing and extent of changes in commodity prices, interest rates and foreign currency exchange rates; general economic conditions, including the risk of a prolonged economic slowdown or decline, or the risk of delay in a recovery, which can affect the long-term demand for industrial gas, engineering and healthcare and related services; potential effects arising from terrorist attacks and any consequential or other hostilities; changes in environmental, safety and other laws and regulations; the development of alternative energy resources; results and costs of financing efforts, including the ability to obtain financing on favorable terms, which can be affected by various factors, including credit ratings and general market and economic conditions; increases in the cost of goods and services required to complete capital projects; the effects of accounting pronouncements issued periodically by accounting standard-setting bodies; conditions of the debt and capital markets; market acceptance of and continued demand for Linde’s and Praxair’s products and services; changes in tax laws, regulations or interpretations that could increase Praxair’s, Linde’s or New Holdco’s consolidated tax liabilities; and such other factors as are set forth in Linde’s annual and interim financial reports made publicly available and Praxair’s and New Holdco’s public filings made with the SEC from time to time, including but not limited to those described under the headings “Risk Factors” and “Forward-Looking Statements” in Praxair’s Form 10-K for the fiscal year ended December 31, 2016, which are available via the SEC’s website at www.sec.gov. The foregoing list of risk factors is not exhaustive. These risks, as well as other risks associated with the contemplated business combination, will be more fully discussed in the proxy statement/prospectus and the offering prospectus that will be included in the Registration Statement on Form S-4 or Form F-4 that will be filed with the SEC and in an offering document and/or any prospectuses or supplements to be filed with BaFin in connection with the contemplated business combination. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements might not occur or might occur to a different extent or at a different time than Linde, Praxair or New Holdco has described. All such factors are difficult to predict and beyond our control. 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